Kayne Anderson MLP Investment Company

811 Main Street, 14th Floor

Houston, Texas 77002

(877) 657-3863

July 18, 2016

VIA EDGAR [CORRESPONDENCE FILING]

Mr. John M. Ganley

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Re:	Kayne Anderson MLP Investment Company
Registration Statement on Form N-2; Pre-Effective Amendment No. 1
Acceleration Request
(File Nos. 333- 211964 & 811-21593)

Dear Mr. Ganley:

Kayne Anderson MLP Investment Company (the “Fund”) hereby requests that the effective date of the above-referenced Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (Pre-Effective Amendment No. 1) be accelerated so that it may become effective on or after 1:00 p.m., Washington, D.C. time, on July 19, 2016, or as soon thereafter as practicable. As you are aware, Pre-Effective Amendment No. 1 was reviewed by Edward Bartz, Esq. of the Staff prior to Mr. Bartz leaving for vacation.

The Fund acknowledges the following: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Kayne Anderson MLP Investment Company
By:	/s/ TERRY A. HART
Terry A. Hart
Chief Financial Officer

cc:	Edward P. Bartz, Esq. Senior Counsel, U.S. Securities & Exchange Commission
Kevin S. McCarthy, Kayne Anderson MLP Investment Company
John F. Della Grotta, Esq., Paul Hastings LLP
David A. Hearth, Esq., Paul Hastings LLP